UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                               FIRST AMENDMENT TO
                                  FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                            NEW CINEMA PARTNERS
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             NEVADA                                    87-0772357
 -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


              357 Bay St., Suite 404, Toronto, Ontario  M5H2T7
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:   (416) 367 - 8299
                               -----------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                         Common Stock, $0.001 par value
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                               TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         4

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                        18

Item  3.     Description  of  Property                                        19

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  20

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 22

Item  6.     Executive  Compensation                                          23

Item  7.     Certain Relationships and Related Transactions                   23

Item  8.     Description  of  Securities                                      24





PART  II


Item  1.     Market Price for Common  Equity  and  Other Shareholder Matters  25

Item  3.     Changes  in  and  Disagreements  with  Accountants               26

Item  4.     Recent  Sales  of  Unregistered  Securities                      26

Item  5.     Indemnification  of  Directors  and  Officers                    27




PART  F/S    Financial  Statements                                            28


PART  III

Item  1.     Index  to  Exhibits                                              47

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An  investment  in New Cinema  Partners   (the  "Company")  is highly
speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) that the Company is a development stage company that has a limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART  I.
--------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER


     New Cinema Partners, Inc., (the "Company") was formed under the laws of Nevada on February 2, 1998 under the name Valance 9 Development, Inc. to develop and market a world wide web authoring software product. The initial amount of authorized capital was $100,000 consisting of 100,000,000 shares of Common Stock, $0.001 par value. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated by reference. See Part III,
Item 1.

     On April 17, 1998, the Company's Articles of Incorporation were amended. The purpose of the amendment was to change the name of the corporation from Valance 9 Development, Inc. to Valence 9 Development, Inc. A copy of the Company's certificate of amendment to the Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.


     Valence 9 Development, Inc. filed a Form 15(c)211 with the National Association of Securities Dealers (NASD) to allow its Common Stock to trade on the OTC Bulletin Board. The Company's Common Stock began trading on the OTC Bulletin Board in July of 1998, under the trading symbol "VLND." In August, 1998 the symbol was changed at Valence 9 Development, Inc.'s request to "VNIN."


    On August 27, 1999 the Company's Articles of Incorporation were amended. The purpose of the amendment was to change the name of the corporation from Valence 9 Development, Inc. to New Cinema Partners. A copy of the Company's certificate of amendment to the Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.

     On August 31, 1999, the Company and New Cinema Partners, Inc. executed an Acquisition Agreement whereby the Company acquired all of the issued and outstanding common stock of New Cinema Partners, Inc., a Canadian corporation formed on February 18, 1999. At that time the Company changed its main business to that of New Cinema Partners, Inc., which was to develop, locate, design, construct, manage, and operate "high tech" specialized theater venues, including digital interactive movies, IMAX films and other specialized films. The Company has been unable to successfully create, finance and commence operations of any of these theaters.

     On July 4, 2000, the Company consummated an asset purchase agreement acquiring certain intellectual properties, comprising scripts and storylines, owned by 1255234 Ontario, Inc., also known as Stone Canyon Pictures. As part of the transaction, Mr. Damian Lee, founder and one of the principals of Stone
Canyon Pictures, became the Chief Executive Officer and the Chairman of the Board of Directors of the Corporation.

     Through the assets acquired from Stone Canyon Pictures, and through the industry expertise of its new Chief Executive Officer, Damian Lee, the Company plans to be involved in developing, financing, producing and distributing television series and feature films.

     The Company was delisted for non-compliance with the OTC Bulletin Board's reporting requirements in May of 1999, and since that time the Company's securities have been traded on the pink sheets under the trading symbol "NCPP."

MATERIAL  CHANGES  IN  CONTROL  SINCE  INCEPTION  AND  RELATED  BUSINESS HISTORY


     There is only one class of stock - the Company's common stock. The initial four shareholders ( the "Initial Control Group") of the Company were issued 25,100,000 common shares of the Company's common stock at inception. This group consisted of the officers and directors of the Company and their designees (Wayne Walrath, Lewis Hayse, Michael Gordy, Francois Escher, and Robert Short). From February to March of 1999, the Company did a series of offerings pursuant to Rule 504 promulgated under Regulation D of the Securities Act of 1933, as amended. The total amount of common shares issued at the completion of those offerings was 32,588,800, with the Initial Control Group controlling 77% of those shares.

     The Initial Control Group was comprised of the following shareholders:

Shareholder Name                            Amount of Shares

R. Short                                       100,000
W. Walrath                                  12,750,000
CAAT, Inc.                                   6,125,000
Transitions & Perspectives Inc               6,125,000

Total:                                      25,100,000


     In June, 1999, the Company issued and then cancelled 438,637 shares pursuant to a letter of intent to acquire Image Advertising Plc. The shares were cancelled because the acquisition was never consummated.


     In June, 1999, the Company did an 800 to 1 reverse split of its common stock, resulting in the Company's issued and outstanding common shares going from 32,588,800 to 40,736 shares. The reverse stock split was done in order to prepare the Company to be able to acquire a new business, once it had became evident that the then-current business was not viable.


     On August 31, 1999, the Company and New Cinema Partners, Inc. executed an Acquisition Agreement whereby the Company changed its name to New Cinema Partners and acquired all of the issued and outstanding common stock of New Cinema Partners, Inc., in exchange for 4,000,000 shares of its common stock. This transaction resulted in the former shareholders of New Cinema Partners, Inc., becoming the holders of the 4,000,000 newly issued shares, (the "New Control Block"). The New Control Block shares as described herein are held by:

Shareholder Name                Amount of Shares

Ultimatte Entertainment, Ltd.       900,000
1028215 Ontario Ltd.                600,000
45473 BC Limited                    300,000
1345519 Ontario Corp.               900,000
John Cox                            385,000
Marshal Reid                        465,000
Financial Innovations, Ltd.          50,000
Gold Crown, Ltd.                    400,000

Total:                            4,000,000


     In September, 1999 the Company issued 7,000,000 free trading shares pursuant to Rule 504 promulgated under Regulation D of the Securities Act of 1933, as amended. The total amount of common shares issued at the completion of this offerings was 11,040,736 with the Control Group holding 36.23% of those shares.



     In May, 2000, the Company issued 3,000,000 restricted shares to total of six corporations to do consulting to help find a new business for the Company. This brought the Company's total issued and outstanding common shares to 14,040,736, of which the New Control Block held 4,000,000 shares, or 28.5%.

     In June, 2000, the Company consummated an asset purchase agreement acquiring certain intellectual properties, comprising scripts and storylines, owned by 1255234 Ontario, Inc., also known as Stone Canyon Pictures, and its shareholders and debt holders. The purchase price was 10,000,000 shares of the Company's common stock. The shareholders of these 10,000,000 shares are the "Current Control Block" and they hold 10,000,000 out of 24,140,736, or 41.6%, of the Company's common shares. The members of the Current Control Block are:

Shareholder Name                  Amount of Shares

Damian Lee                                 975,000
Briar Communications, Inc.                 950,000
Pine Wood Studios, Inc.                    950,000
Mike Mastercolo                            975,000
John D'Acunto                              500,000
Joseph Balerino                            500,000
Avi Amar                                   525,000
Pacifica Technologies, Ltd.                750,000
Westcape Technologies, Ltd.                700,000
Jessica Mathison                           625,000
Portico Industries, Ltd.                   650,000
Andrew Currah                              500,000
Currah & Sons, Ltd.                        500,000
Aviam Holdings, Ltd.                       700,000
543637 B.C. Ltd.                           100,000
Margaret Hales                              50,000
Susan Hales                                 25,000
Ken Hales                                   25,000

Total                                   10,000,000

BUSINESS OF THE COMPANY

Overview

     New Cinema Partners, Inc. (the "Company" or "New Cinema") plans to be an integrated entertainment company that will develop, produce and distribute original film, television, internet and video game programming. New Cinema intends to manage and co-ordinate all aspects of a program's life, including the development of original ideas or the purchase of literary rights; the engagement of writers, directors, cast and crew; the arrangement of production financing; the carrying out of production and post-production; and the exploitation of worldwide distribution rights.


     In order to do this, the Company plans to utilize the assets and expertise it acquired in the asset acquisition from Stone Canyon Pictures ("Stone Pictures"), formerly operated by the Company's Chief Executive Officer, Damian Lee, which was a producer of feature films. The assets acquired from Stone Canyon are comprised of intellectual property including six completed film scripts and two program pilot scrips intended as television series and internet programs. New Cinema believes that it will be successful in developing and producing entertainment media and intends to target projects that have what the Company believes to be commercial appeal, creative merit and committed third party financing.

     The Company believes that due to the special financial incentives available in Canada, which include Federal and Provincial labor rebate programs and other tax related benefits which fluctuate from time to time and province to province, in conjunction with the added financial incentive to produce film and television programming in Canada in the form of the U.S. to Canadian currency exchange ratio, it's base in Ontario, Canada will provide it with access to a pool of talent including experienced film crews and actors and actresses which, in turn, will contribute to its slate of what it believes will be quality programming. The Company believes that Toronto has or will become recognized throughout the entertainment industry as a major center for the production of film and television programs. The Company believes that its success will be dependent, in large part, on its ability to identify and retain creative talent.



Competitive Positioning

     The Company believes that the combination of the following strengths which the Company believes it has will provide it with a sustainable competitive position in the world wide entertainment industry:

         Track Record of Damian Lee


     Damian Lee, the Chief Executive Officer of the Company, has a track record of delivering what the Company believes are quality movies, as measured by viewership and critical acclaim. This record includes projects such as Watchers, Ski School, Death Wish V, Jungle Boy, Baby on Board, and Fun. The Company believes that his experience can be utilized to create demand for New Cinema's existing and new scripts.



          Creative Talent


     Via Damian Lee and the assets it acquired from Stone Canyon Pictures, New Cinema has significant in-house creative capability that will enable it to conceive and create original programming. In addition, Mr. Lee has established personal, professional and contractual relationships within the creative community including directors, actors, writers, comedians and musicians. Due to what the Company believes to be the wealth of creative talent located in the Company's region, management views its position in Toronto, Canada as a considerable strategic advantage in maintaining a rich and distinctive development slate (i.e. the various projects possible to have under development at any one time) and also positions it to use Canadian financial benefits as previously described. The quality and extent of creative talent in Toronto, Canada is a widely accepted view throughout the industry as Toronto has become a major center for the production of television and film product and has often been deemed by the media as "Hollywood North".


         Diversified Production Slate


     The Company will focus on a diverse production slate including comedy, action, science fiction, drama and family programming. This broad focus is intended to contribute to longer term value of a film or television library should the Company be successful at building any such library.



     The Company plans to focus on a diverse production slate including comedy, action, science fiction, drama and family programming. This broad focus internationally is intended to contribute to longer term value of a film or television library should the Company be successful at building any such library.

         Focus on Proprietary Production

     New Cinema does not intend to pursue "service productions" (i.e. does not intend to produce for others for a fee). Rather, New Cinema plans to take an equity position in all of its productions, whether developed in-house or through the acquisition of rights to properties. As a result of this proprietary interest, the Company intends to retain a long term economic interest in its programming, thereby increasing the value of its library of programming.

         International Distribution Capability

          New Cinema plans to develop international distribution capability to enable it to enhance revenue and margins through:

          (i) control the exploitation of its programming in order to optimize the revenue potential of a production or group of productions;

          (ii) retain distribution fees, which are intended to range from 10% to 35% of a production's total distribution revenue;

          (iii)improve its understanding of the market for its productions and thereby enhance its ability to develop commercially successful productions; and

          (iv) broaden its revenue base by distributing programming developed by
               production   companies   which  do  not  have  an   international
               distribution capability.

         Technical and Creative Expertise in Special
         Effects and Computer-Generated Imaging


     Increasingly, special effects and computer-generated imaging ("CGI") are playing a central role in the film and television production process. CGI extends the bounds of what is creatively possible, permitting visual effects for television productions that until recently were prohibitively expensive. As well, CGI assists in containing the costs of production. The Company believes that effective use of special effects may act as a substitute for "bankable stars", particularly in feature films, and may preclude the need to hire crews and shoot film "on location" in the future. The Company intends to utilize CGI effects in an attempt to lower its costs and create high production values. To this end the Company has met with a number of individuals involved in the CGI field in order to ascertain what type of investment will be required by the Company in order to create an in-house CGI department.


         Vertical Integration


     New Cinema plans to manage and co-ordinate all aspects of a program's life, from conception through to distribution. Vertical integration is intended to provide the Company with the ability to preserve business and creative control over its productions, retain revenues which would otherwise be paid to third parties and complete productions in a cost-effective manner.


Corporate Strategy


     New Cinema intends to focus on growing its core business of producing original film and television programming for both the North American and global markets. In addition, when and if possible, the Company intends to achieve growth through the development of what it believes to be quality intellectual properties such as scripts or rights to literary works that are intended to strengthen the Company's core business. The key elements of the Company's growth strategy are as follows:

(i) to create a position as a a producer of independent film and television for distribution world-wide;

(ii) to produce programs a broad range of genre;

(iii)to create strong relationships with distributors of film and television properties;

(iv) to develop and exploit intlellectual properties utilizing the highest and best use of technology available to it; and

(v)  to  develop   multi-media  product  in  addition  to  film  and  television productions as a natural industry progression;




The Development, Production and Distribution Process

     New Cinema plans to manage and coordinate all aspects of a property's program life. The process of development, production financing, production and distribution intended to be undertaken by New Cinema is described below.

         Development

     The first stage in the creation of a television or film program is the "development" process. Development is to begin with a concept either generated internally by New Cinema's creative staff or acquired from a third party in the form of rights to a proposal, a literary property or a completed script. The development process entails refining the concept, engaging writers and drafting and revising a script. The process is complete when a finished script is, or in the case of a television series, one or more scripts are, ready for production.


     New Cinema believes that it can finance a substantial portion of a project's development budget through a project-specific development advance to be obtained from one or both of a broadcaster or third party investors. If the project goes into production, this advance will be incorporated into the production budget and it is intended that the advance will be recouped by the investor from the actual production budget. If development financing is obtained from a broadcaster, the development agreement will typically provide the broadcaster with an option to license the broadcast rights to the project in the event that it enters the production phase. Alternatively, the Company may explore various methods of private placement finance or limited partnerships to finance development. However, the company has not financed any development projects to date. The Company is exploring the proper structure for any development financing including limited partnerships and other forms of private placement financing. Based on feedback which the Company has received from potential investors, the Company believes that it will have a better audience for its development financing once the Company becomes a fully reporting issuer. The Company is currently endeavoring to satisfy all reporting requirements which will enable the Company to resume trading on the OTC Electronic Bullitin Board as a fully reporting issuer. In the mean time the Company is refining its current slate of intellectual properties which are currently in development.


         Production Financing


     Prior to making a commitment to produce a project, the Company's policy will be to arrange for third party financing for at least 90% of a production's cost. The financing environment in the industry generally permits producers to finance 75% to 90% of their production budget from a combination of broadcaster license fees, pre-sales and after-market fees - which are the licensing of rights to second cycle of distribution and specialty markets such as airline or military use. The Company believes that the balance of 10% to 25% of a production's cost will typically be financed through one or more of:



          1. Financing from a producer. One or more producers, including New Cinema, may provide production financing (in which case they would typically share the revenues from distribution in proportion to the percentage of the total production budget that they have financed).


          2. Financing from a foreign co-producer. A program produced in compliance with an international co-production treaty, as certified by, will generally be eligible for Canadian government incentives and tax benefits in both the production and the treaty country. These incentives are intended to reduce the portion of the program costs borne by the co-producers, thereby reducing risk. Status as a co-produced program also should make it easier for the program to penetrate foreign markets. See "The Film and Television Industry - Co-Productions".


          3. Pre-sale of rights to foreign broadcasters. A producer may license broadcast rights to foreign broadcasters in order to fund a portion of a project's production budget. New Cinema plans to negotiates the shortest possible license terms for any territories that it pre-sells.

     Another form of production financing is intended to be through the sale of distribution rights to a third party distributor in order to obtain financing in the form of a distribution advance. New Cinema plans on retaining distribution rights to its productions and therefore does not intend to finance its productions through third party distributors. However, as part of its growth strategy for its distribution business, New Cinema intends to provide other producers with distribution advances in order to acquire programs for its library.

     When financing for 100% of the production budget is committed, these commitments, together with additional security, will be pledged to a bank or other industry lender in order to obtain interim financing. Interim financing will be necessary on the majority of the Company's productions because the timing of cash flow from financing sources will not match the cash flow required for production. Interim financing will be repaid from the proceeds of the pledged financing commitments.


     The Company has made an arrangement with Lion's Gate Entertainment, a major international distributor, in Vancouver B.C., Canada for the production financing on one or more of its projects in development. However, the Company has not accepted or rejected the terms to any such arrangement and is alternatively currently focusing on refining development projects and preparing for the development financing stage.



         Production

     Production  of  a  film  or  television   program   entails  three  phases:
pre-production, production and post-production. During pre-production, the Company engages directors, casts and crews, prepares a detailed budget and shooting schedule, and creates the overall design of the production, including selecting locations and the design of costumes and sets. The production phase involves the principal photography on location and/or on set. During post-production, the program is edited and re-recorded, CGI, if any, is applied to the live action portions, titles are added, and a musical score is prepared and incorporated.

     At  the  completion  of  production,   the  program  is  delivered  to  the
distributor  for  delivery.

         Distribution

     The distribution of movies and television programs involves the licensing of rights to exhibit and exploit a program. Part of the distribution revenues from productions are derived from licensing these rights to broadcasters, video distributors or merchandise distributors in all parts of the world. Typically, a license gives a broadcaster the right to televise the product within a given geographical region over a particular period of time. The license is generally limited as to the number of transmissions and the permitted medium of broadcast (such as conventional free television or cable television).

     A typical distribution agreement permits the distributor to collect an ongoing fee ranging from 10% to 35% of total distribution revenues and to deduct certain expenses (collectively the "Distribution Fees") before remitting the balance of the distribution revenues. Producers and equity investors are entitled to the balance of distribution revenues after payment of Distribution Fees and repayment of production costs, distributor advances, government incentive financing and third party debt financing. For those productions for which it is the sole producer and distributor, New Cinema intends to implement a policy of maintaining an entitlement to at least 40% of total distribution revenues.

     After market and television program distribution has significant potential for long-term earnings because multiple sales are possible for any one program. Programs can be licensed to conventional, specialty, pay per view and satellite television and for video or laser disc distribution. In addition, where a program or movie has a long-term or high incidence of viewership, opportunities may exist for exploiting merchandising rights in connection with the program.

Development Activities


     New Cinema intends to select intellectual  properties to develop based on a
strategy   which   utilizes  the   opportunities   in  the  North  American  and
international broadcast markets.

     New Cinema intends for its development activities to be primarily focused on: (i) comedy and variety for the Canadian and U.S. market; and (ii) evergreen programming, consisting primarily of science fiction and family programming, for the global market. The Company also intends to pursue other formats suitable to specialty channels (information and documentaries), dramatic mini-series, television movies and feature films when the creative and commercial merits suggest low risk and significant international appeal. The Company believes that comedy and variety programs have broad appeal in the Canadian and U.S. market, can be produced for a relatively low cost in high volume and yield stable cash flow. The Company believes that science fiction and family programming, while having comparatively higher costs of production, will be produced for the global market and the Company believes that it tends to be more evergreen in that it may be licensed for re-broadcast over a longer time period than many other genres, allowing for significant revenue potential following recovery of its costs of production.

     While the Company plans to eventually have the capacity for as many as 20 projects on its development slate at any one time, active development begins only when a broadcaster and/or a third party agency provides a development advance or through development financing. The Company currently has eight projects on its development slate and has neither received broadcaster or third party development advances for any of the projects.

Distribution Activities


     New Cinema plans to distribute its programs through established international distributors which are used industry wide. However, whenever possible the company plans to distribute its programs directly to the buyer or broadcaster in order to save on the high cost of distribution fees normally paid to distributors or distribution agents

     The Company plans on participating in industry wide trade shows as would be customary when attempting to market any entertainment product in the television and film industries.

     New  Cinema's  planned  distribution   activities  include  exploiting  the
possibility of merchandising potential of its programming.




         Building A Library


     New Cinema intends to retain copyright ownership percentages to any of the productions which it completes. While the Company's library of scripts and intellectual property currently consist primarily of proprietary , it is the Company's intention to acquire rights from third party creators of intellectual properties. In this way, the Company's library of projects in development through the intellectual properties and ultimately through the completion of a finished production can grow to be much larger than the Company's produced properties would allow.

     As its library of completed productions is built and growsthe company should be able to derive revenue.



         Acquisition of Distribution Rights


     New Cinema's strategy is to acquire distribution rights to programs produced by producers that do not have a distribution by offering modest financing (no more than 10% of budget) in the form of an advance or guarantee against distribution rights. In doing so, New Cinema intends to form creative alliances with these producers. This will only be achieved once the Company is able to finance its development strategy.



Multi-Media and Interactive Ventures


     The Company plans to pursue a broad range of development entertainment products for new interactive delivery systems, such as the Internet. The goals of this aspect of the business are:

     (i)  to utilize and build CGI and special effects.

     (ii) to develop entertainment products such as interactive games and on-line services.

     While the future of distribution and delivery of entertainment products remains uncertain, the Company believes that they will be digitally-based with a high degree of interactive capability. If the Company is successful in creating expertise in CGI, the Company believes it will provide natural synergies for the production of entertainment products for digital delivery systems such as the Internet. The Company is in the development stage and currently has no expertise in this area however, has the goal of pursuing the highest and best technology available.


Strategic Acquisitions and Alliances


     The Company intends to establish relationships with producers and other participants in the film and television industry in North America. The Company believes that these relationships, if developed, together with other industry contacts, may result in opportunities for potential acquisitions or alliances. Acquisition and alliance opportunities will be considered to the extent that they complement the Company's current operations and offer potential for growth in areas considered strategic to the Company's future. The Company has no present understandings, commitments or agreements with respect to any strategic acquisitions or alliances.

Current and Planned Projects

     The Company has a variety of projects currently in various stages of development. Some of the projects will be co-produced and co-financed with other companies in the industry. Damian Lee will often act in the capacity of Producer on these projects. In some instances he will also be the Director and/or Screenwriter. Although there is no assurance that the Company will be successful in producing any of these projects, or that if produced the intended lead actor,as identified below, will in fact be the lead actor, for during the next twelve months the Company will pursue further development and production of the following projects:

LEGION: Budget $ 4,300,000
An action adventure to star Dolph Lundgren
Based on a story by Damian Lee and Dolph Lundgren.
A completed film script with artist attached currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.

DOUBLE TROUBLE: Budget $ 18,500,000
An action adventure to star Steven Seagal.
Original script by Steve Tymon, based on a story by Steven Seagal.
A completed film script with artist attached currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.

THE RECEPTION: Budget $ 4,500,000
An action adventure;
Original script by Damian Lee.
A completed film script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.


MARY BREATH: Budget $ 1,200,000 (pilot)
An erotic drama for Internet/TV distribution;
A television concept pilot and pilot script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.

E.COM: Budget $ 6,600,000 (pilot)
A 'new economy' episodic drama (ER, L.A. Law); cast undecided
Now being written by Charle Demirs and Lara Daans.
A television concept pilot and pilot script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.


JAKE FOR MAYOR: Budget $3,800,000
A Drama;
Original Script by Lou Aguilar and Damian Lee.
A completed film script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone
Canyon Pictures.

FREEWORLD: Budget $ 4,800,000
A science fiction thriller;
Original script by Damian Lee.
A completed film script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.

OUT OF THE JUNGLE: Budget $ 1,800,000
An action adventure;
Original script by J. O'brien and B. Abraham.
A completed film script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.

TROUBLED WATERS: Budget $ 12,500,000
An action adventure
Based on a story by Steven Seagal wrtitten by Steven Seagal and Damian Lee
A completed film script currently in the development finance stage which the Company owns 100% of the rights as acquired from Stone Canyon Pictures.

     During the next twelve months the Company intends to be in the constant process of reviewing additional projects offered for their input and participation. The Company believes that part of it's ability to succeed will be what it perceives to be Mr. Lee's ability to separate the winners from the losers and, if necessary, take an active part in the writing, directing or producing of a picture in which the Company has an interest. The Company believes that Mr. Lee is willing and capable of nurturing new talent while developing and maintaining relationships with established and credentialed artists and distributors.




     The Company is also in discussions with Dolph Lundgren and Steven Segal to put them under non-exclusive contract for one film per year over an extended time period the status of these discussions is ongoing and will depend on completing sufficient financing to enter into the development phase of financing and the contract financing as described below. The Company envisions that these contracts would be financed via a series of Limited Partnerships, the proceeds of which would be used to purchase an annuity from a recognized insurance company or similar institution. The annuity would provide the 'talent' with monthly income over the life of the contract, intended to be three years at a time. Due, in the Company's opinion, to the cyclical income stream typical of working in the film industry, the proposal has, at the preliminary stage, met with what the Company believes to be good response. It is envisioned by the Company that the limited partnerships would be structured where the Company would act as principal of a wholly owned subsidiary which would then act as general partner and in turn the limited partners would be purchasing limited partnership units in the partnership. The partnership would own the percentage of any given project of the remainder interest after production financing or third party production commitments. Traditionally in such limited partnerships, the limited partner is paid their principal first in addition to owning half of the partnership share of the project.






Facilities

     The Company rents 2,500 square feet of space on a month to month basis at 375 Bay St. in Toronto, Canada, for $3,500 per month, in which its executive offices are located. This space is rented to the Company by Olympia & York who has no affiliation to the Company.

                        THE FILM AND TELEVISION INDUSTRY

     The film and television industry is experiencing significant growth globally as a result of advancements in cable and satellite technology and the continued growth of audiences in foreign markets. This has been evidenced by the growth of foreign box office receipts and by increasing television penetration in developing regions. The combination of these factors has resulted in a worldwide proliferation of television channels and increased demand for new and existing programming.

The Film and Television Production Industry


     The independent film and television production industry has demonstrated strong growth over the last five years, with annual production increasing from $1.4 billion in 1991-92 to $2.8 billion in 1996-97 (Source: The Film and
Television Report). A number of factors have contributed to this growth, including an increase in the demand for programming from North American broadcasters, an increase in demand for independent productions from international television broadcasters and an increase in the volume of foreign production activity taking place. Sales to foreign broadcasters have become an important source of revenue to film and television producers. (Source: The Film and Television Report).


Conventional Television

     With  the  proliferation  of  television  channels  , the  market  share of
conventional   free   television  has  decreased.   In  response,   conventional
broadcasters are focusing on distinguishing their services from others.

     The growth in private conventional television has also had a positive effect on producers of programming. This upward trend can be attributed to the advent of large new private cable television stations and the impact of their respective programming commitments made part of their licensing process.

Specialty Television

     Specialty television services differ from conventional channels in that these services receive a distribution fee from the cable distributors for their carriage. This fee is stipulated by a dollar amount per subscriber per month if it is carried on the basic cable service. The fee is used as a reference for negotiating a subscriber fee if the service is carried on a discretionary basis.


     The programming demanded by specialty television channels is generally for niche audiences and, as a result, the license fees payable for this type of programming are lower than for traditional network programming. However, the proliferation of specialty channels means an increasing number of program purchasers and an increasing number of hours of programming demand to be satisfied. There is therefore a demand for producers to create programming for low cost in high volume for the North American market and an opportunity for distributors to enhance the value of their libraries by re-licensing existing programs.


Feature Films

     While the television industry has grown over the last decade, growth in the feature film sector has remained relatively flat. The challenges of obtaining adequate financing for feature films and marketing them in a manner which will attract audiences in the current distribution and exhibition environment remain obstacles to success. However, the increase in audience interest in independent films and recent successes of non-Hollywood financed films, as measured by box office receipts, suggest a considerable opportunity for feature film producers.

Skilled Labor Force


     The technical, creative and logistical skills in the Canadian film and television industries have grown in the past 15 years as a result, in part, of the substantial increase in film and television productions undertaken in Canada for U.S. distributors. The Company believes that this, combined with significant increases in Canadian production activity, has developed the technical capacity of Canadian production personnel to a level highly competitive with production centers such as New York, Los Angeles and London.


COMPETITION

     Substantially all of the Company's revenues will be derived from the production and distribution of films and television programs. The business of producing and distributing film and television programs is highly competitive. The Company will face intense competition with other producers and distributors many of whom are substantially larger and have greater creative, financial, technical and marketing resources than the Company. The Company will compete with other film and television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. Many of these film and television production companies are substantially larger and have greater creative, financial, technical and marketing resources than the Company.

EMPLOYEES


     New Cinema currently has 6 full-time employees, including the Company's president, Damian Lee. Mr. Lee is currently the only contract employee of the Company. Mr. Lee has also entered into a non-competition agreement with the Company, attached hereto as part of xhibit 6.1. In addition, the Company intends to retain individuals, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production.



     None of the Company's full-time employees are unionized. However, most of the companies productions will be established under seperate wholly owned corporation of the Company, called production subsidiaries, and individuals employed by any of the Company's production subsidiaries may be members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. The Company intends to maintain very good relationships with its employees and the guilds and unions.



TRADE NAMES

     The Company plans to file for Trademark applications for use in the Company's business, but has not yet done so. However, in the event the Company cannot protect its marks or does not have suitable protection for its marks, the business of the Company may be adversely affected.



RISK FACTORS


     In evaluating the Company and its business, prospective investors should consider carefully the following risk factors in addition to other information contained herein:


Limited Operating History; Lack of Profitability.

     The Company was organized on February 1998, has extremely limited resources and has had no revenues. The Company's activities to date have consisted of two business ventures which failed to be economically viable, and then searching for a third business venture which was found in the form of the Company's acquisition of the assets of Stone Canyon Pictures and the new business direction. The Company's operations are subject to all the risks inherent in the establishment and operation of a new business enterprise. The Company has not achieved profitability.

     The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of growth, which include, but are not limited to, limited access to capital, competing against companies with strong brand names and better capitalization, and hiring and retaining qualified personnel. To address these risks, the Company must, among other things, create, maintain and increase its customer base, maintain and develop relationships with suppliers and distributors, implement and successfully execute its business and marketing strategies, continue to develop and expand its product line, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Key Personnel

     The Company is substantially dependent upon the services of certain key personnel, particularly Damian Lee, its Chief Executive Officer. Mr. Lee is a contract employee and has also signed confidentiality and non-competition agreements. The loss of his services could have a material adverse effect on the business of the Company. The Company maintains no key man life insurance in respect of Mr. Lee.


Limited Trading Market.

     The common stock of the Company presently trades sporadically on the OTC Pink Sheets and was recently removed from the OTC Bulletin Board market because it did not timely become reporting Under the Securities Act of 1934 and reach the stage of no comments with the staff of the United States Securities and Exchange Commission with respect to this filing. Presently, there is only a limited market for the Common Shares of the corporation and there is no assurance that such a market will continue. Thus, holders of the Company's common stock may have difficulty in selling their shares in the event they desire to do so.


Need for Additional Financing.

     Since the Company has failed to produce revenues or a profit and has negative cash flow, any future acquisitions and continued business operations will probably require the Company to raise additional capital. There can be no assurance that the Company will be able to raise additional funds when needed, or if funds are available, on terms acceptable to the Company. Further, the cash requirements of the Company have been met by way of loans. If the Company fails to continue to obtain such loans the Company would be adversely affected.




Unpredictability of Commercial Success

     A majority of the Corporation's revenues, if any, will arise from the production and distribution of television series and feature films. Each production is an individual artistic work and its commercial success depends primarily on public reception, which is unpredictable. Even if the Corporation limits risk through its production financing strategy, there can be no guarantee of the financial success of a television series or feature film.


Modification or Removal of Canadian Incentive and Regulatory Programs:

     The Corporation believes that it will benefit from a number of advantages relating to Canadian incentive and regulatory programs designed to promote the production and distribution of Canadian programs. For example, the Company believes it will benefit from the regulations of the Canadian Radio-television and Telecommunications Commission which require Canadian broadcasters to broadcast a minimum number of Canadian-content programs. These regulations may be modified, from time to time, in whole or in part, or removed altogether. In such event, the Corporation would be required to find alternate financing so as to adapt to such changes. The Corporation is not aware of any proposed changes which would have adverse consequences for the Corporation.





Risks Related to the Nature of the Entertainment Industry

     The entertainment industry historically has involved a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the programming's artistic components, but also to the review of critics, promotion by the distributor, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and cannot be predicted with certainty. There is a risk that some or all of the Company's programming will not be successful, possibly resulting in a portion of costs not being recouped or anticipated profits not being realized. While New Cinema will continually endeavor to develop new programming, there can be no assurance that revenue from existing or future programming will replace a possible loss of revenue associated with the cancellation of any particular production.

     In order to mitigate risk, individual productions are financed through pre-sales, investments by third-parties and government incentive programs. The Company plans to institute a policy of ensuring that 90% of the production budget is secured prior to the Company making a commitment to produce a particular production.

Potential for Budget Overruns and Other Production Risks

     A production's costs may exceed its budget. Risks such as labor disputes, death or disability of a star performer, changes relating to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. Although the Company intends to complete its productions within budget, there can be no assurance that it will be able to do so. The Company plans on maintaining insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available on terms acceptable to the Company. New Cinema has never made a material claim on its insurance or called on a completion bond. In the event of substantial budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a film or television program. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company's results of operations.

Fluctuating Results of Operations

     Results of operations for any period are significantly dependent on the number and timing of television programs delivered or made available to various media. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due, in part, to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June in order that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, New Cinema's revenues will probably not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Technological Change

     Technological change may have a material adverse effect on the Company's business, results of operations and financial condition. The emergence of new production or CGI technologies or a new digital television broadcasting standard may diminish the value of the Company's existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to implement its program, or to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company's programming library, if it successfully develops one, because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Competition


     Substantially all of the Company's revenues are to be derived from the production and distribution of television programs and feature movies. The business of producing and distributing film and television programs is highly competitive. The Company faces intense competition with other producers and distributors many of whom are substantially larger and have greater creative, financial, technical and marketing resources than the Company. The Company competes with other film and television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. There can be no assurance that the Company will be able to compete successfully against this competition or that other companies will not enter the Company's markets and that they will be more successful than the Company.


International Operations

     The Company's international operations depend, in part, on local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations and cultural barriers. In addition, political instability in a foreign nation may adversely affect the ability of the Company to distribute its product in that country. As a result of the foregoing international risks, the Company's international operations may be adversely effected.

Labor Relations

     Many individuals associated with the Company's projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company intends to maintain positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Defamation Insurance

     The Company intends to produce satirical comedies. The content of such a program may subject the Company to claims from individuals alleging defamation of character. It is possible that a substantial award for damages may be rendered against the Company and that the Company will be uninsured or under insured. While the Company plans to obtain errors and omissions insurance on a project by project basis, it is possible that the Company may be unable to obtain appropriate insurance at reasonable costs to protect itself in the event of such a claim.

Importance of Management Estimates in Reported Revenues and Earnings

     The Company will make numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings may widely fluctuate if management has not accurately forecast the revenue potential of a production.

Exchange Rates

     The return to the Company from foreign exploitations of its properties is customarily paid in U.S. currency. The Company's main production facilities are in Ontario, Canada, and as such the Company may be affected by fluctuations in the exchange rate of the U.S. dollar. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to the United States and / or Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company's ability to repatriate such funds. Where warranted the Company will hedge its foreign exchange risk through the use of derivative products.

Business Dependent Upon Key Employee.


     The business of the Company is specialized. The continued employment of Damian Lee is critical to the Company's business. There can be no assurance that in the future the Company will be able to retain Mr. Lee or other equally qualified individuals to run the affairs of the Company. Mr. Lee has entered into an employment and non-competetion contracts with the Company (see Exhibit
XX), but in the event that the services Mr. Lee are not available to the Company the Company will be materially and adversely affected. See "Business of the Company".





Dividends.

     No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received therefrom would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's shareholders.

Penny Stock Rules.

     The Company believes its Common Stock will be subject to the Penny Stock Rules promulgated under the Securities Exchange Act of 1934 due to its price being less than $5.00 per share. If the Company were to meet the requirements to exempt its securities from application of the Penny Stock Rules, there can be no assurance that such price will be maintained if a market develops and thus the Penny Stock Rules may come into effect.

     These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

     In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's securities. While the Company's Common Stock remains subject to the Penny Stock Rules, investors may find it more difficult to sell such securities.

Possible Rule 144 Sales.

     A total of 24,140,736 Shares were issued and outstanding as of the date of this registration statement. As of the date hereof 7,000,000 shares are restricted securities and may be sold in open market transactions in compliance with Rule 144 adopted under the Securities Act, which provides in pertinent part that each Officer, Director and affiliate, after holding the securities for two years, may sell every three months in brokerage transactions an amount equal to the greater of 1% of the Company's outstanding Common Shares or the amount of the average weekly trading volume, if any, during the four weeks preceding the sale. Sales under Rule 144 may have a depressive effect on the price of the Common Shares in the over-the-counter market. (See "Principal Shareholders.") Sales of Shares owned by insiders may have a depressive effect on the price of the Shares in the over-the-counter market. (See "Description of Securities.")

Lack Of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business which is concentrated in only one industry. Consequently, the Company's activities will be limited to the film industry. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

 Regulation.

     Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company is not engaged in the business of investing or trading in securities. However, the Company may considor purchasing equity positions in other entertainment related companies as part of its expansion plans. In the event the Company does conclude such transactions, which were to result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs . The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                      FOR THE YEAR ENDING FEBRUARY 29,2000
                   AND FOR THE THREE MONTHS ENDED MAY 31, 2000

   The following discussion relates to the results of our operations to date, and our financial condition:

     This prospectus contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Development stage activities.

     The Company has been a development stage enterprise from its inception February 18, 1999 to May 31, 2000. Since July, 2000 the Company has been in the process of developing a film production and distribution business by utilizing assets and talent it acquired pursuant to an asset acquisition consummated on June 27, 2000. Prior to that the Company had been involved in a venture to develop and market internet software, and a venture to create own and manage a proprietary type of movie theatres, none of which had resulted in any revenues.


     Since December, 1999 management has devoted the majority of its efforts to initiating the process of finding a suitable business for the Company to become involved with, obtaining the intellectual property assets, and reorganizing the Company thereforth to enable it to go into film production, obtaining new customers for sale of film and television productions, developing sources of supply, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; and furthering its research and development for its products.

     These activities were funded by the Company's management and investments from stockholders in the amount of 163,994 . The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness, or fund its projects or product development activities. There can be no assurance that development of any project will be completed in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans.


     During this period, management has continued to finance is activities through the issuances of stock and officer loans, and has devoted the majority of its efforts to initiating the process of the preparing market plans to enter the business of film production, obtaining new customers for sale of completed projects , developing sources of supply, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; furthering its marketing research and development for its products; completing the documentation for the filing of Form 10 with the Securities and Exchange Commission to become a fully reporting Company to the SEC. These activities were funded by the Company's management and investments from stockholders.

     The Company has not yet generated sufficient revenues during its limited operating period of reorganization to fund its ongoing operating expenses, or fund its marketing plans and product development activities. There can be no assurance that development of the marketing plans will be completed and fully tested in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans. Further investments into market design and implementation and development, marketing research as defined in the Company's operating plan will significantly reduce the cost of development, preparation, and processing of purchases and orders by enabling the Company to effectively compete in the market place.

      Results of Operations for the year ended February 29, 2000.

     For the year ended February 29, 2000, the Company generated net sales of $-0-. The Company's cost of goods sold for the year ended February 29, 2000 was $-0-. The Company's gross profit on sales was $-0- for the year ended February 29, 2000.

     The Company's general and administrative costs aggregated approximately $1,418,134 for the year ended February 29, 2000. These expenses represent carry over losses from the Company's reorganization, bank charges and the payment of fees to the stock transfer agent and other expenses necessary for the continuation of the business.

Results of Operations  for the three months ended  May 31, 2000.

     For the three months ended May 31, 2000., the Company generated net sales of $-0-. The Company's cost of goods sold for the three months ended May 31, 2000 was $-0- . The Company's gross profit on sales was $-0- for the three months ended May 31, 2000.

     The Company's general and administrative costs aggregated approximately $78,289 for the three months ended May 31, 2000. This increase represents essentially fees for the time spent doing the marketing research, planning and reorganization of the business for its entry into the film and movie industry.

Liquidity and Capital Resources.

     The Company had a cash balance of $7,763 at May 31, 2000, as compared to $99 for the year ended February 29, 2000. Working capital at February 29, 2000 and May 31, 2000 was negative at $ 204,364 and $128,895 respectively. For the year ended February 29, 2000 and for the three months ended May 31, 2000, working capital was provided by management for the payment of expenses. At February 29, 2000 and May 31, 2000, the Company continued to be funded through shareholder loan balances aggregating $163,491 and 163,994 respectively.


     During the next twelve months the Company's Plan of Operation recognizes that due to the fact that the company does not have sufficient cash on hand to continue its current operations based on its current general and admistrative expenses that the company will require private placement financing or will require additional loans from shareholders or the officers and directors of the Company. Additionally, the Company recognizes that there are no assurances that it will be successful in obtaining any private placement financing the Company is confident that it will be capable of obtaining such loans.

     Additionally, the Company believes that upon completion of becoming a reporting company and commences trading on the NASD Electronic Bulletin Board that its ability to complete private placement financing will be made more feasible.

     The Company will continue to explore development financing for its entertainment projects in development which may contribute to basic corporate general and administrative expenses however management of the company realizes that there is no assurance that it will be successful in obtaining any development financing for its entertainment projects in development. The Company does not intend to sell any of its intellectual property rights at this time however, in connection with the development financing strategy it may joint venture or co-produce projects related to the underlying intellectual property.

     The Company does not anticipate a significant increase or decrease in the number of full time employees it currently employs.

     In view of the uncertainties concerning the Companies continued existence as a going concern, the Company plans to pursue its business plan as an independent film production company. In order to mitigate the possibility of the Company failing to maintain as a going concern the Company will endeavor to initiate the following steps:

1. Become a fully reporting company and apply to have its common stock traded on the OTC Electronic Bulletin Board. Management of the Company believes that should the Company resume trading on the OTC Electronic Bulletin Board that the Company will have a better chance of completing development financing for selected projects. This is a critical element of the companies ability to continue as a going concern due to credibility of the Company to investors and possible improved liquidity in the trading of the companies common stock which would increase the Companies ability to attain financing.

2. The Company believes that it can leverage its current intellectual properties and industry relationships in order to successfully proceed from development to production of such projects.

3. Identify the appropriate financing strategy to finance one or more of the Companies intellectual properties through the development phase.

4. Work closely with global distributors to secure production financing for any given project.

5.   Pursue production on any given project.

6.   Capitalize on any completed project.

7.   Pursue additional intellectual properties.

8.   Gain relationships with creative talent including Stars.

9.   Repeat the development through production process if successful.

     In Managements opinion the Company has the potential to realize this plan. Specifically, the Company believes that intellectual property acquired from Stone Canyon Pictures represent quality programs creatively and could have broad commercial appeal. Management also believes that Damian Lee will be successful at attracting major talent to projects, which is a major industry requirement to attain distribution appeal. The Company's current expenses are manageable. All six employees have not taken a salary to date and will not draw a salary until such time as the Company completes a significant financing. Management loans should satisfy current expenses until such time the Company completes any such financing and management believes that it will be capable of maintaining under current arrangements for at least the next twelve months.

     Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.



Item  3.  DESCRIPTION  OF  PROPERTY

     The Company rents 2,500 square feet of space on a month to month basis at 357 Bay St. in Toronto, Canada, for $3,500 per month, in which its executive offices are located. This space is rented to the Company by Olympia & York who has no affilliation to the Company.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of August 1, 2000, by (i) each Director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.


                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------
Damian Lee  (2)                          975,000      4.04%
Chief Executive
Officer,
Chairman of the
Board of Directors
102 Bloor St. W
Toronto, ON M551M8
Canada

Briar Communications, Inc. (2)          950,000       3.95
2 Elm Avenue, #24
Toronto, ON  M4T 1T8

Pine Wood Studios, Inc.  (2)            950,000       3.95
120 Adelaide St. West
Suite 2401
Toronto, ON  M5H1T1

Mike Mastercolo (2)        `            975,000       4.04
357 Bay Street
Suite 404
Toronto, On M5H2T7

John D'Acunto   (2)                     500,000       2.04
357 Bay Street
Suite 404
Toronto, On M5H2T7


Joseph Balerino (2)                     500,000       2.04
357 Bay Street
Suite 404
Toronto, On M5H2T7

Avi Amar  (2)                           525,000       2.18
983 Apt. 3
Rehov Eilat, Ashdod
Israel

Pacifica Technologies, Ltd. (2)         750,000       3.10
4060 Burton Avenue
Richmond, BC
V7C4M1

Westcape Technologies, Ltd. (2)         700,000       2.90
260 QueensQuay West,
Suite 3108
Toronto, ONT  M5J 2N3

Jessica Mathison (2)                    625,000       2.60
1550 Johnston
White Rock, BC
VHB 328

Portico Industries, Ltd. (2)            650,000       2.70
4060 Burton Avenue
Richmond, BC  V7C4M1
                                        20

Andrew Currah (2)                       500,000       2.04
56 Temperance St. 6th Floor
Toronto, Ontario  M5H 3V5

Currah & Sons, Ltd.  (2)                500,000       2.04
56 Temperance St. 6th Floor
Toronto, Ontario M5H 3V5


Aviam Holdings, Ltd.(2)                 700,000       2.90
2269 Lakeshore Blvd
Suite 2806
Toronto, ON  M8V 3X6

543637 B.C. Ltd. (2)                    100,000       0.44
4060 Burton Avenue
Richmond, BC V7C 4M1

Margaret Hales  (2)                      50,000       0.22
4060 Burton Avenue
Richmond, BC V7C 4M1

Susan Hales   (2)                        25,000       0.11
4060 Burton Avenue
Richmond, BC V7C 4M1

Ken Hales  (2)                           25,000       0.11
4060 Burton Avenue
Richmond, BC V7C 4M1

Martin Lapedus
Chief Financial
Officer and a Director
179 Oakhurst Drive
Thornhill ON L4J8H6
Canada

Paul Walters
Director
1300 Islington Ave. #2402
Toronto, ON M9A5C4
Canada

Marvin Sazant
Director
5 Julian Rd.
Downview, ON M3M3C2
Canada

John Cox                                385,000      1.61%
Director
131 Bloor St. W.
Toronto, ON M551R1
Canada

As a group (3)                       10,385,000      43.01%
(19 persons)

(1) Percentage of ownership is based on 24,140,736 shares of Common Stock issued and outstanding as of August 1, 2000.

                                        21

(2) At this time the Company is treating the Company's shareholders who were previous shareholders of Stone Canyan, all of whom together received a total of 10,000,000 shares of the Company's common stock in exchange for Stone Canyan's assets, as being part of the group beneficially owned by Damian Lee..

(3) If the prior shareholders of Stone Canyan are not included unless they are directors or management of the Company, then these numbers go down to 5 persons ( Damian Lee, Martin Lapedus, Paul Walters, Marvin Sazant, and John
     Cox) holding 1,360,000 shares representing 5.63% of the total shares outstanding.

Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company.

     The position(s) held by each Officer and Director of the Company are shown on the following table. Each Director was elected or re-elected in July, 2000, and will serve for one year or until the next annual meeting of the Company's Shareholders and until a successor is elected and has qualified.

                          Age           Position
Damian Lee                50            Chief Executive Officer,  Prsident,
                                        Chairman of the Board of Directors
Martin Lapedus            57            Chief Financial Officer and a Director
Paul Walters              46            Director
Marvin Sazant             64            Director
John Cox                  68            Director

     Damian Lee has been the Chief Executive Officer, President, and Chairman of the Board of Directors of the Company since July 4, 2000, pursuant to the Company's asset purchase of Stone Canyon Pictures, Inc. Prior to that, Mr. Lee had been the President of Stone Canyon Pictures, Inc., a producer and developer of television series and full length movies from September of 1997. From February, 1990 to December, 1996, Mr. Lee was the President of Richmond House Productions, Inc. of Toronto, Ontario, Canada. Mr. Lee received a BA in political science from the University of Guelph in 1970.

     Martin Lapedus has been the Company's Chief Financial Officer, secretary, and a Director since November 1, 1999. Mr. Lapedus is a chartered accountant in Ontario, Canada, and has been self employed since graduating with a degree in accounting from Queens University, of Ontario, Canada, in 1967.

     Paul Walters has been a Director of the Company since July 4, 1999. Since April of 1991 Mr. Walters has worked as an independent sales representative for Royal LePage real estate of Toronto, Canada. Prior to that Mr. Walters had spent 13 years in the banking industry working at varied positions in the Toronto Dominion Bank of Toronto, Canada. Mr. Walters received his BA in economics and history from the University of Western Ontario in 1977.

     Dr. Marvin Sazant has been a Director of the Company since March 1, 2000. Dr. Sazant received his M.D. from the University of Toronto in 1961, and a B.A. in biology from the University of Toronto in 1957. Since 1967 Dr. Sazant has been a self employed physician in Toronto, Canada.

     John Cox has been a Director of the Company since March 1, 2000. Mr. Cox was a principal in Coventry Lane Jaguar car dealership of Toronto, Ontario, Canada from 1993 to 1999, and was the President and a principal of Jaguar Rolls-Royce on Bay car dealership of Toronto, Ontario, Canada from 1983 to 1992.

Item  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid during the fiscal year ended December 31, 1999, to the Company's Chief Executive Officer and each of the Company's officers and directors. No person received compensation equal to or exceeding $100,000 in fiscal 1999 and no bonuses were awarded during fiscal 1998.


     The Company has explored various forms of financing to finance both the companies ongoing general and administrative expenses and its first phase of project based development financing however, has not initiated any such financing since its acquisition of the assets of Stone Canyon Pictures. The Company intends to pursue these financing upon becoming compliant with all reporting requirements to become a fully reporting issuer and resume trading on the OTC Electronic Bullitin Board. If and when such a financing is completed, then at that time the Company will negotiate and enter into compensation agreements with management, except for Mr. Lee who has already entered into a contract with the Company.



                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#) (1)     ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------

Damian Lee(2)
Chief Executive              2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Officer, President           1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Chairman of the              1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Board of Directors           1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Martin Lapedus               2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Chief Financial              1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Officer, Secretary           1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
 and a Director              1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Paul Walters                 2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Marvin Sazant                2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

John Cox                     2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

---------------------------------------------

1. On August 1, 2000, the Company granted each director options to purchase 480,000 shares of the Company's common stock at the price of $0.50 per share. These shares are to be registered on Form S-8 as soon as practicable, and will expire on August 1, 2001.

2. On September 1, 2000 the Company entered into an employment agreement with its Chief Executive Officer, Damian Lee, which entails compensation of $10,000 per month however, the contract specifies that no cash consideration will be paid to Mr. Lee until such time as the Company is successful at completing adequate financing. In the interim the compensation owed to Mr. Lee under the agreement will accrue.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS



     The Company received a loan from Pueblo Trust, a related party, in the amount of $150,000. The loan bears interest at 6.5% per year and is due on July 9, 2004.

     The Pueblo Trust is the majority shareholder of Ultimatte Entertainment, Ltd. Which was a control block shareholder.

     In connection with obtaining this loan, the Company granted an option to purchase 250,000 shares of common stock to a third party. The option is exercisable at $2.50 per share for nine months after the Company files a registration statement. This option has been valued at $758,000 using the Black Sholes option pricing model with the following assumptions: Interest rate, 4%; Volatility rate, 200%; Expected life, 1 year; Dividend yield, $0.

     The Company had an urgent need for cash at the time the loan was made, to meet crital cash requirements. Due to its precarious financial postion, the Company was required to provide favorable terms in the options issued in connection with obtaining the financing.

     Other than this transaction,there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

CERTAIN  BUSINESS  RELATIONSHIPS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 100,000,000 shares of common stock, $0.001 par value per share, of which 24,140,736 are issued and outstanding. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.


     Holders of outstanding Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. To the extent that additional shares of Common Stock are issued, the relative interests of the then existing shareholders may be diluted.





TRANSFER  AGENT


     The Company uses Executive Registrar and Transfer Agency, Inc. whose mailing address is 3118 W. Thomas Rd., Ste. 707, Phoenix, AZ 85017 to act as its transfer agent for its Common Stock. The Company acts as transfer agent for all of its other securities.



INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL

     The financial statements of the Company at December 31, 1999, included in this Disclosure Statement, have been audited by Merdinger, Fruchter Rosen & Corso, P.C. as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in giving said reports.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock

     The Company's Common Stock is quoted on the pink sheets under the symbol "NCPP." The following table sets forth the high and low bid prices as reported by FinancialWeb.com, Inc. for the periods ending June 30, 2000 and prior. These quotations for the fiscal year 1998, and the first two quarters of 199 reflect trading done by Valence 9 Development, Inc., under the symbol "VNIN." All quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions. As of June 30, 2000 there were 296 shareholders of Common Stock.

                           High              Low
2000                      -----              ----
-----
Second Quarter            $0.25              0.06
First Quarter             $0.25              0.10


1999
-----
Fourth Quarter            $2.94             $0.16
Third Quarter              5.06              1.06
Second Quarter             2.71              1.12
First Quarter              4.25              2.00

1998
-----
Fourth Quarter             4.62              2.12
Third Quarter              4.12              0.62


Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.


Item  2.  LEGAL  PROCEEDINGS


     The Company had previously occupied premises in a different location. The Company maintains that it did not sign, and did not enter into, a lease for the previous location. The real estate property manager maintains that there is a five-year lease, and that legal action will commence to recover outstanding rent and damages. The Company has no knowledge of any legal action, believes there is no merit to any possible action, and has not included a provision for any outstanding rent or damages in these financial statements.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There have been no changes in, and no disagreements with, the Company's public accountants.

Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     At inception in June of 1998, the Company issued 25,100,000 common shares to its founders in reliance upon section 4(2) of the Securities Act of 1933 in exchange for assets and services valued at $25,100.

     On February 23, 1998, the Company issued 7,100,000 shares of its common stock to non-US citizens at $0.001 per share, for a total consideration of $7,100. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. No commission was paid on these sales.

     On March 5, 1998, the Company issued 388,800 shares of its common stock at $0.50 per share, for a total consideration of $194,400. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. No commission was paid on these sales.

     On September 28, 1998, the Company escrowed 438,637 shares of its common stock for the proposed acquisition of Image Advertising Plc. These shares were exempt from registration under Section 4(2) of the Securities Act. The acquisition did not occur and said shares were returned to the Company from escrow and were cancelled and retired in June, 1999.

     On June 22, 1999, the Company did an 800 to 1 reverse split of its common stock, resulting in the Company's issued and outstanding common shares going from 32,588,800 to 40,736 shares.

     On August 31, 1999, the Company issued 4,000,000 of its commons shares to the owners of New Cinema Partners, Inc. pursuant to an Acquisition Agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends. The Company valued this transaction at $159,435.

     On September 14, 1999, the Company issued 7,000,000 shares of its common stock at $0.14 per share, for a total consideration of $980,000. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. No commission was paid on these sales.


     On May 22, 2000, the Company issued 3,000,000 of its commons shares to six consulting corporations hired to help the Corporation find a new business. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.


     On July 4, 2000, the Company issued 10,000,000 of its commons shares to the owners of New Cinema Partners, Inc. pursuant to an Acquisition Agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends. The Company valued this transaction at $1,000,000.

     On July 10, 2000, the Company issued 100,000 shares of Common Stock to Jay Hait, Esq., valued at $10,000, for legal services rendered pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written agreement between Mr. Hait and the Company, (b) Mr. Hait rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PART F/S

FINANCIAL STATEMENTS.






                               NEW CINEMA PARTNERS
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                       FEBRUARY 29, 2000 AND MAY 31, 2000

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                        CONSOLIDATED FINANCIAL STATEMENTS








                                    CONTENTS



                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                1

CONSOLIDATED BALANCE SHEET                                  2

CONSOLIDATED STATEMENT OF OPERATIONS                        3

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS                4

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY          5

CONSOLIDATED STATEMENT OF CASH FLOWS                        6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  7-13

                          INDEPENDENT AUDITORS' REPORT




TO THE BOARD OF DIRECTORS OF NEW CINEMA PARTNERS:

We have audited the accompanying consolidated balance sheet of New Cinema Partners (A Development Stage Company) as of February 29, 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' deficiency and cash flows for the period from February 18, 1999 (inception) to February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Cinema Partners as of February 29, 2000 and the consolidated results of its operations and its cash flows for the period from February 18, 1999 (inception) to February 29, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note
1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                               /s/MERDINGER, FRUCHTER ROSEN & CORSO
                                  MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                                  Certified Public Accountants

New York, New York
May 15, 2000

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS






                                                                        May 31,              February 29,
                                                                         2000                    2000
                                                                  --------------------     ------------------
             ASSETS                                                   (Unaudited)
        CURRENT ASSETS

          Cash and cash equivalents                               $            7,763       $             99
                                                                  --------------------     ------------------
              Total current assets                                             7,763                     99


       OTHER ASSETS
          Debt issuance costs, net of accumulated amortization
           of $138,900 and $101,000                                          619,100                657,000
                                                                  --------------------     ------------------
             Total assets                                                    626,863                657,099
                                                                  ====================     ==================


             LIABILITIES AND STOCKHOLDERS' EQUITY
         CURRENT LIABILITIES
             Accounts payable                                     $          198,636        $       115,000
             Shareholder advance                                              13,491                 13,994
                                                                  --------------------     ------------------
                Total current liabilities                                    212,127                128,994
             Loan payable - related party                                    150,000                150,000
                                                                  --------------------     ------------------
                Total liabilities                                            362,127                278,994
                                                                  --------------------     ------------------


        STOCKHOLDERS' EQUITY
          Common stock, $0.001 par value;
            100,000,000 shares authorized,
            14,040,736 and 11,040,736
            shares issued and outstanding                                     14,041                 11,041
          Additional paid-in-capital                                       2,213,394              1,886,394
          Deficit accumulated during
            the development stage                                         (1,974,323)            (1,525,634)
          Cumulative foreign currency translation adjustment                  11,624                  6,304
                                                                  --------------------     ------------------
             Total stockholders' equity                                     264,736                 378,105
                                                                  --------------------     ------------------

             Total liabilities and stockholders' equity           $        626,863         $       657,099
                                                                  ====================     ==================






                  The accompanying notes are an integral part of these consolidated financial statements.



                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                        February 18,         February 18,
                                                                                            1999                 1999
                                                                   Three Months          (inception)         (inception)
                                                                       Ended           To February 29,     To May 31, 2000
                                                                   May 31, 2000             2000
                                                                -------------------- -------------------- -------------------
                                                                    (Unaudited)                              (Unaudited)
       Revenue                                                  $              -     $               -    $               -


       Selling, general and administrative expenses                       408,289            1,418,134            1,826,423
       Amortization of debt issuance costs                                 37,900              101,000              138,900
       Interest expense                                                     2,500                6,500                9,000
                                                                -------------------- -------------------- -------------------

       Loss from operations before provision for income taxes        (    448,689)         (1,525,634)           (1,974,323)


       Provision for income taxes                                               -                   -                     -
                                                                -------------------- -------------------- -------------------


       Net loss                                                 $    (    448,689)    $    (1,525,634)       $   (1,974,323)
                                                                ==================== ==================== ===================


       Net loss per share - basic and diluted                   $   (        0.04)    $    (     0.21)       $   (     0.25)
                                                                ==================== ==================== ===================

       Weighted average number of common shares
        outstanding                                                    11,366,823           7,218,713             7,969,985
                                                                ==================== ==================== ===================



                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                  CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS




                                           Three Months         February 18, 1999
                                                Ended              (Inception)
                                           May 31, 2000      to February 29, 2000
                                            (Unaudited)


Net loss                                        $ (   448,689)            $ (1,855,634)


Foreign currency translation adjustment                 5,320                    6,304
                                                  ------------               ----------


Comprehensive loss                              $ (   443,369)            $ (1,849,330)
                                                ==============             ============






                  The accompanying notes are an integral part of these consolidated financial statements.



                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                                                                  Defecit
                                                                                                 Accumulated    Foreign
                                                                                  Additional     During the    Currency
                                                                Common Stock       Paid in       Development   Translation
                                                           Shares       Amount     Capital         Stage       Adjustment    Total
                                                         ----------    --------   ---------- --------------- ----------- -----------
Balance, February 18, 1999 (Inception)                            -    $      -      $     -  $        -      $    -         $    -
                                                                              -                                    -

Sale of common stock, February 18, 1999                   4,000,000       4,000      155,435           -           -        159,435

Acquisition of public shell corporation, August 31, 1999     40,736          41      (    41)          -           -              -

Sale of common stock, September 15, 1999                  7,000,000       7,000      973,000           -           -        980,000

Issuance of options in connection with debt                       -           -      758,000           -           -        758,000

Net loss                                                          -           -            - ( 1,525,634  )        -     (1,525,634)

Foreign currency translation adjustment                           -           -            -           -       6,304          6,304
                                                         -----------   ---------  ---------- ------------    --------    -----------

Balance, February 29, 2000                               11,040,736      11,041    1,886,394 ( 1,525,634  )    6,304        378,105

Issuance of shares in connection with asset acquisition,
  May 22, 2000 (unaudited)                                3,000,000       3,000      297,000           -           -        330,000


Net loss (unaudited)                                              -           -            -  (  448,689  )        -       (448,689)


Foreign currency translation adjustment (unaudited)               -           -            -           -       5,320          5,320
                                                         -----------   ---------  ---------- ------------    --------    -----------


Balance, May 31, 2000 (unaudited)                        14,040,736    $ 14,041   $2,183,394 $(1,974,323  )  $11,624      $264,736
                                                         ===========   =========  ========== ============    ========    ===========




                  The accompanying notes are an integral part of these consolidated financial statements.


                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        February 18, 1999
                                                                      Three Months       (Inception) to         February 18, 1999
                                                                     Ended May 31,      February 29, 2000          (Inception)
                                                                          2000                                   to May 31, 2000
                                                                    ----------------- ----------------------   --------------------
                                                                      (Unaudited)                                  (Unaudited)
  CASH FLOWS FROM OPERATING ACTIVITIES

       Net loss                                                       $  (   448,689)     $      (1,525,634)     $      (1,974,323)
       Stock based compensation                                              330,000                                       330,000
       Amortization of debt issuance costs                                    37,900                101,000                138,900
       Increase in accounts payable                                           83,636                115,000                198,636
                                                                    ----------------- ----------------------   --------------------
  NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES
                                                                               2,847             (1,309,634)            (1,306,787)
                                                                    ----------------- ----------------------   --------------------


  CASH FLOWS FROM FINANCING ACTIVITIES -
       Sale of common stock                                                        -              1,139,435              1,139,435
       Proceeds of loan payable                                                    -                150,000                150,000
       Shareholder advances                                          (          503)                 13,994                 13,491
                                                                    ----------------- ----------------------   --------------------

  NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES
                                                                     (          503)              1,303,429              1,302,926
                                                                    ----------------- ----------------------   --------------------

  Effect of currency translation on cash                                       5,320                  6,304                 11,624
                                                                    ----------------- ----------------------   --------------------

  NET INCREASE IN CASH AND CASH EQUIVALENTS
                                                                               7,664                     99                  7,763

  CASH AND CASH EQUIVALENTS -
    beginning of period                                                                                                          -
                                                                                  99                      -
                                                                    ----------------- ----------------------   --------------------

  CASH AND CASH EQUIVALENTS - end of period                                        $                      $                      $
                                                                               7,763                     99                  7,763
                                                                    ================= ======================   ====================

 SUPPLEMENTAL INFORMATION:
     During the period ended February 29, 2000, the Company paid no cash for interest or income taxes. During the period ended May 31, 2000, the Company paid no cash for interest or income taxes (unaudited).

 SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL ACTIVITY:
     The Company issued options in connection with obtaining a loan. These options have been valued at $758,000.

     During the period  ended May 31,  2000,  the Company  issued  3,000,000 shares of Common Stock,  valued at $330,000,  for services  provided in connection with an asset acquisition (unaudited).

                  The accompanying notes are an integral part of these consolidated financial statements.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements include the accounts of New Cinema Partners ("Nevada"), a Nevada corporation formed on February 2, 1998 as Valence 9 Development, Inc. and its wholly owned subsidiary New Cinema Partners, Inc. ("Ontario"), a Canadian corporation formed on February 18, 1999. Nevada and Ontario are collectively referred to as the "Company". All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company conducts its operations from offices located in Toronto, Ontario, Canada.

Effective August 31, 1999, Nevada acquired all of the issued and outstanding common stock of Ontario. As a result of this transaction, Ontario's former shareholder obtained control of Nevada, a shell corporation with no operations. For accounting purposes, this acquisition has been treated as a recapitalization of Ontario.

The financial statements presented include only the accounts of Ontario from its inception (February 18, 1999) through February 29, 2000 and of Nevada from August 31, 1999 through February 29, 2000.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.


In view of the uncertainties concerning the Company's continued existence as a going concern, the Company plans to pursue its business plan as an independent film production company. In order to mitigate the possibility of the Company failing to remain a going concern, the Company will endeavor to initiate the following steps:

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

* Become a fully reporting company and apply to have its common stock traded on the OTC Electronic Bulletin Board. Management of the Company believes that should the Company resume trading on the OTC Electronic Bulletin Board it will have a better chance of completing develoipment financing for selected projects. This is a critical element of the Company to investors and possible improved liquidity in the trading of the Company's common stock which would increase the Company's ability to attain financing.

*    The Company  believes it can leverage its current  intellectual  properties
     and  industry   relationships   in  order  to  successfully   proceed  from
     development to production of such projects.

* Identify the appropriate financing strategy to finance one or more of the Company's intellectual properties through the development phase.

* Work closely with global distributers to secure production financing for any given project.

*    Pursue any given project.

*    Capitalize on any completed project.

*    Pursue additional intellectual properties.

*    Gain relationships with creative talent including Stars.

*    Repeat the development through production process, if successful.


In management's opinion, the Company has the potential to realize this plan. Specifically, the Company believes that intellectual property acquired from Stone Vanyon Pictures represents quality programs creatively and could have broad commercial appeal. Management also believes that it will be successful at attracting major talents to projects, which is a major industry requirement to attain distribution appeal. Management loans should satisfy current expenses until such time the Company completes financing and management believes that it will be capable of maintaining under current arrangements for at least the next twelve months.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.


Unaudited Financial Information
In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly its financial position as of May 31, 2000 and the results of its operations and cash flows for the three months ended May 31, 2000. These statements are condensed and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations for the three months ended May 31, 2000 are not necessarily indicative of the results to be expected for the full year.

Nature of Operations
The Company is currently a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") NO. 7.

The Company is engaged in the location based entertainment industry, with activities in the location, design, construction, management and operation of "high tech", specialized theater venues, including digital interactive movies, IMAX films and other specialized films in the "2D", "3D" format and live action and animation features.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts payable, loan payable and advance from shareholder approximates fair value due to the relatively short maturity of these instruments.

Income Taxes
Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Translation of Foreign Currency
The Company translates the foreign currency financial statements of its Canadian subsidiary in accordance with the requirements of SFAS No. 52, "Foreign Currency Translation". Assets and liabilities are translated at current exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency transaction gains and losses are included in the statement of operations.

Earnings Per Share
The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of February 29, 2000, the Company has no securities that would effect loss per share if they were to be dilutive.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities.


                                     - 10 -

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000




NOTE 2 -          CORPORATE REORGANIZATION AND MERGER

On August 31, 1999, Nevada, a public shell, and Ontario executed an Acquisition Agreement (the "Agreement") that provided that Nevada would acquire all of the issued and outstanding common stock of Ontario. In connection with the transaction, the sole shareholder of Ontario received 4,000,000 shares of Nevada common stock for its 4,000,000 shares of Ontario.

As a result of this transaction the former shareholder of Ontario acquired or exercised control over a majority of the shares of Nevada. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of Ontario and, therefore, these financial statements represent a continuation of the accounting acquirer, Ontario, not Nevada, the legal acquirer.



In accounting for this transaction:

i) Ontario is deemed to be the purchaser and surviving company for accounting purposes. Accordingly, its net assets are included in the balance sheet at their historical book values;

ii) Control of the net assets and business of Nevada was acquired effective August 31, 1999 (the "Effective Date"). This transaction has been accounted for as a purchase of the assets and liabilities of Nevada by Ontario. At the effective date Nevada had no assets or liabilities.

iii) The consolidated statements of operations and cash flows include Ontario's results of operations and cash flows from February 18, 1999 (date of inception) and Nevada's results of operations from the Effective Date.

NOTE 3 - INCOME TAXES

The components of the provision for income taxes for the period from February 18, 1999 (inception) to February 29, 2000, are as follows:

                     Current Tax Expense
                         U.S. Federal                         $           -
                         State and Local                                  -
                                                              --------------
                     Total Current                                        -

                                     - 11 -
                                       40

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


                     Deferred Tax Expense
                         U.S. Federal                                     -
                         State and Local                                  -
                     Total Deferred                                       -

                     Total Tax Provision (Benefit) from
                      Continuing Operations                    $           -
                                                               =============

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                    Federal Income Tax Rate                          34.0%
                    Effect of Valuation Allowance                (   34.0)%
                                                                ---------
                    Effective Income Tax Rate                         0.0%
                                                              ===========


At February 29, 2000, the Company had net carryforward losses of approximately $1,526,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of February 29, 2000 are as follows:

 Deferred Tax Assets
  Loss Carryforwards                          $    519,000

  Less:  Valuation Allowance                   (   519,000)
                                              ------------
  Net Deferred Tax Assets               $                -
                                         ==================

 Net operating loss carryforwards expire in 2020.

NOTE 4 - COMMON STOCK

On September 15, 1999, the Company sold 7,000,000 shares of common stock, pursuant to a private placement, for proceeds of $980,000.


On May 22, 2000, the Company issued 3,000,000 shares for services (see note 7).

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 5 - LOAN PAYABLE - RELATED PARTY


The Company received a loan from Pueblo Trust, a related party, in the amount of $150,000. The loan bears interest at 6.5% per year and is due on July 9, 2004. The Pueblo Trust is the majority shareholder of Ultimatte Entertainment, Ltd. Which was a control block shareholder..

In connection with obtaining this loan, the Company granted an option to purchase 250,000 shares of common stock to a third party. The option is exercisable at $2.50 per share for nine months after the Company files a registration statement. This option has been valued at $758,000 using the Black Sholes option pricing model with the following assumptions: Interest rate, 4%; Volatility rate, 200%; Expected life, 1 year; Dividend yield, $0.

The Company had an urgent need for cash at the time the loan was made, to meet crital cash requirements. Due to its precarious financial postion, the Company was required to provide favorable terms in the options issued in connection with obtaining the financing.


NOTE 6 - SHAREHOLDER ADVANCES

A shareholder has advanced funds to the Company for working capital purposes. These advances bear no interest and are due upon demand.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases its premises on a month-to-month basis. Rent expense included in the statement of operations for the initial period ended February 29, 2000 is $47,612.

The Company had previously occupied premises in a different location. The Company maintains that it did not sign, and did not enter into, a lease for the previous location. The real estate property manager maintains that there is a five-year lease, and that legal action has commenced to recover outstanding rent and damages. The Company has no knowledge of any legal action, believes there is no merit to any possible action, and has not included a provision for any outstanding rent or damages in these financial statements.

NOTE 8 -  ASSET ACQUISITION COSTS


On May 22, 2000, the Company issued 3,000,000 shares of Common Stock, valued at $330,000, in connection with the asset acquisition described in Note 9. The amount has been recorded as an expense in the statement of operations.


NOTE 9 - SUBSEQUENT EVENTS


The Company consummated an asset purchase agreement acquiring certain intellectual properties, comprising scripts and storylines, owned by 1255234 Ontario, Inc., also known as Stone Canyon Pictures. The purchase price is 10,000,000 shares of Company common stock, valued at $0.10 per share.

                                  PART IV

ITEM 1.  EXHIBIT INDEX.

EXHIBIT
NUMBER        DESCRIPTION                          LOCATION
-------  ------------------------------  ----------------------------
(2)      Articles of Incorporation
         and Bylaws:

   2.1   Articles of Incorporation*       Filed electronically herewith

   2.2   Bylaws*

   6.1   Employment and Non-competition Agreements with Damian Lee**


(10)(a)  Consents - Experts:

    10.1 Consent of Accountant*

    27   Financial Data Schedule*

* Incorporated by reference from the Company's Form 10-SB filed on August 9, 2000.

** Filed electronically herewith
                                        47

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                        NEW CINEMA PARTNERS
                                        (Registrant)



Date:  August 8, 2000                   By:  /s/ Damian Lee
                                            ----------------------------
                                             Damian Lee
                                            Chairman  and
                                            Chief  Executive  Officer

     In accordance with the requirements of the Securities Exchange Act of 1934, this Disclosure Statement has been signed by the following persons in the capacities and on the dates stated.



Signature                          Title                   Date



/s/  Martin Lapedus         Chief Financial Officer and     August 8, 2000
----------------------      a  Director
Martin Lapedus


/s/   Paul Walters          Director                        August 8, 2000
----------------------
Paul Walters


/s/ Marvin Sazant           Director                        August 8, 2000
----------------------
Marvin Sazant



/s/ John Cox                Director                        August 8, 2000
----------------------
John Cox

EX-6.1

This Agreement made the 5th day of September, 2000

BETWEEN:

(1)      Damian Lee
         Whose registered address is:
         102 Bloor St. W.
         Penthouse #1
         Toronto, ON  M5S 1M8
         Canada


         (the "Employee")

and

(2)      New Cinema Partners
         Whose registered head office is at:
         355 Bay Street, Suite 404
         Toronto, ON  M5H 2T7

         (the "Company")

Recitals

WHEREAS the Employee has certain skills and abilities which are useful to the ongoing development and growth of the Company; and

WHEREAS the Company is engaged in the business of developing and marketing intellectual property in the Entertainment field and requires the Employee to perform various services in connection with the ongoing development, leadership and finance of the Company;

SERVICES

1.01 The Employee agrees to provide the following services to the Company upon the terms and conditions set out in this Agreement:



a) The Employee shall submit a written report to the the board of directors of the Company, on a monthly basis, on the developments of the Company with the task of developing the intellectual properties which the Company has acquired from Stone Canyon Pictures and other projects which may develop from time to time (The "Projects").

     Additionally, the employee shall participate in all corporate tasks which may be required in the companies efforts to regain its listing on the NASDAQ Bullitin Board and agrees to maintain all listing requirements subsequent to the filing of the initial Form 10-SB.(the "Objective")

b) Any relative tasks and services as may be dictated in relation to the Objective including and not limited to:

1.       The Development of the Business Plan
2.       The Development of Proforma Financial Projections
3.       The Development of a Plan of Finance for the Company
4.       The Development of a Plan of Finance for the Projects.
5. Carry out the tasks and objectives as set forth in the Business and Financial Plans.
6.       Carrying out the tasks as required by law for reporting purposes.
7. Any further studies or consultation that would lend to the Objective of the Company.

1.02 The Employee shall provide his/her services with reasonable care and skill and to the best of his/her ability principally at the address of the Company.

1.03     The Employee shall act under this Agreement as an an Employee.

1.04 The Employee reserves full control of his/her activities as to the method and manner of performing services under this Agreement.

TERM

2.01 This Agreement shall be for a period of One Year (12) Months commencing on the 5th of September, 2000 and terminating on the 5th of September, 2000.

FEE

3.01 The Company shall pay to the Employee a fee of $10,000 per month, payable on the 15th of each month commencing in September, 2000.

3.02 It is further understood that the Executive earns various industry standard professional fees from the exploitation of the Projects. Including but not limited to Producers Fees, Writers Fees (other than those scripts which have previously been acquired by the Company), Directors Fees, Acting Fees, etc.

4.01 The Company shall reimburse the Employee for all out of pocket expenses, long distance telephone, fax, and travel incurred as a result of the performance of his duties under this Agreement. The Employee shall provide the Company with documentation or other evidence of actual payment and shall invoice the Company separately. Such invoice will be payable by the Company within ten (10) days of receipt thereof.

4.02 It is understood that until such time as the Company has sufficient funds as will be provided under the Finance Plan to make payment under the terms of this agreement that the Executive will be owed such compensation however accrued until payment is available for distribution to the Executive.

TERMINATION

(a)      5.01 Without  limiting the foregoing,  either party may upon six months
         (180) days if prior to the Company receiving it's lisitng on the NASDAQ Bullitin Board or sixty (60) days if after such listing through written notice terminate this Agreement

PROVIDED that the Company may not terminate this Agreement solely for the reason of the Employee's absence through illness or injury unless such illness or injury prevents the Employee from providing any services to the Company for a period of two consecutive weeks, or an aggregate period two weeks in any 12 calendar months.




CONFIDENTIAL INFORMATION

6.01 The Employee agrees to treat as confidential any information relating to the Company's technology, technical processes, business affairs or finances or any other information relating to the Company, its subsidiaries, affiliates, suppliers or customers, learned solely as a result of services performed under this Agreement.

6.02 Upon termination of this Agreement the Employee shall deliver to the Company any and all documents, computer disks or other material prepared by him/her pursuant to this Agreement.

Notice

7.01 Any notice given by either party under this Agreement shall be in writing and shall be sent by mail or facsimile transmission to the last known address of the other party.

Entire Agreement

8.01 This Agreement constitutes the entire Agreement between the parties.

GOVERNING LAW

9.01 This Agreement shall be construed in accordance with the laws of Ontario.

Agreed to this 5th day of August, 2000.

New Cinema Partners


/s/ Martin Lapedus
By: Martin Lapedus, CFO

The Executive


         /s/ Damian Lee
Damian Lee

                   CONFIDENTIALITY & NON-COMPETITION AGREEMENT

         THIS AGREEMENT is made the 5th day of September, 2000,

B E T W E E N:

                              NEW CINEMA PARTNERS,
                        a corporation incorporated under
                         the laws of the State of Nevada
                               (the "Corporation")

                                     - and -

                                  Damian Lee ,
                          an individual residing in the
                                 City of Toronto
                           in the Province of Ontario
                                (the "Executive")

         WHEREAS:

1.  The Corporation is employing the Executive as its President and C.E.O. ; and

2. The Corporation desires to receive from the Executive covenants relating to non-disclosure of confidential information and non-competition, and the employment of the Executive by the Corporation is conditional on the Corporation receiving such covenants,

         THE PARTIES AGREE AS FOLLOWS:

1.       Treatment of Information

         (a) The Executive acknowledges that as the of the Corporation and in any other positions that the Executive may hold, in and as a result of the Executive's employment by the Corporation, the Executive shall, or may, be making use of, acquiring or adding to information about certain matters and things which are confidential to the Corporation and which information is the exclusive property of the Corporation.

         (b) As a material inducement to the Corporation to employ or to continue to employ the Executive and to pay to the Executive compensation for such services to be rendered to the Corporation by the Executive (it being understood and agreed by the parties that the compensation shall also be paid and received in consideration of this agreement), the Executive agrees that the Executive shall not, except with the prior written consent of the Corporation, or except if the Executive is acting as an employee of the Corporation solely for the benefit of the Corporation in connection with the Corporation's business and in accordance with the Corporation's business practices and employment policies, at any time during or following the term of the Executive's employment by the Corporation, directly or indirectly, disclose, divulge, reveal, report, publish, transfer or use for any purpose any of the information which has been obtained or disclosed to the Corporation as a result of the Executive's employment by the Corporation, including any of the information referred to in section 2.
         (c) Disclosure of any information of the Corporation shall not be prohibited if the disclosure is directly pursuant to a valid and existing order of a court or other governmental body or agency within Canada; provided, however, that (i) the Executive shall first have given prompt notice to the Corporation of any possible or prospective order (or proceeding pursuant to which any order may result), and (ii) the Corporation shall have been afforded a reasonable opportunity to prevent or limit any disclosure.

2.       Definition of Protected Information

         (a) For purposes of this agreement, the term "Protected Information" shall mean all of the information referred to in paragraph 1 and all of the following materials and information (whether or not reduced to writing and whether or not patentable or protectible by copyright) which the Executive receives, received access to, conceived or developed, in whole or part, directly or indirectly, in connection with the Executive's employment with the Corporation or in the course of the Executive's employment with the Corporation (in any capacity, whether executive, managerial, planning, technical; sales, research, development, manufacturing, engineering or otherwise) or through the use of any of the Corporation's facilities or resources:

         (i) production processes, marketing techniques and arrangements, mailing lists, purchasing information, pricing policies, quoting procedures, financial information, customer and prospect names and requirements, employee, customer, supplier and distributor data and other materials or information relating to the Corporation's business and activities and the manner in which the Corporation does business;

         (ii) discoveries, concepts, and ideas including, without limitation, the nature and results of research and development activities, processes, formulas, inventions, technology, techniques, "know-how" designs, drawings and specifications;

         (iii) any other materials or information related to the business or activities of the Corporation which are not generally known to others engaged in similar businesses or activities; and

          (iv) all ideas which are derived from or related to the Executive's access to or knowledge of any of the above enumerated materials and information.

         (b) Failure to mark any of the Protected Information as confidential, proprietary or Protected Information shall not affect its status as part of the Protected Information under the terms of this agreement.

         (c) For purposes of this agreement, the term "Protected Information" shall not include information which is or becomes publicly available without breach of (i) this agreement, (ii) any other agreement or instrument to which Corporation is a party or a beneficiary, or (iii) any duty owed to the Corporation by the Executive or any third party; provided, however, that the Executive acknowledges and agrees that, except as otherwise provided in section 1(c), if the Executive shall seek to disclose, divulge, reveal, report, publish, transfer or use, for any purpose, any Protected Information, the Executive shall bear the burden of proving that any information shall have become publicly available without any breach.

3.       Ownership of Information

         (a) Subject to section 3(c), the Executive acknowledges and agrees that all rights, title and interest in any Protected Information shall remain the exclusive property of the Corporation. Accordingly, the Executive specifically agrees and acknowledges that he shall have no interest in the Protected Information, including, without limitation, no interest in know-how, copyright, trade-marks or trade names, notwithstanding the fact that the Executive may have created or contributed to the creation of the same.

         (b) The Executive does hereby waive any moral rights which the Executive may have with respect to the Protected Information.

         (c) Sections 3(a) and (b) shall not apply in respect of any invention for which no equipment, supplies, facility or Protected Information of the Corporation was used, which was developed entirely on the Executive's own time, and which does not (i) relate to the business of the Corporation, (ii) relate to the Corporation's actual or demonstrably anticipated processes, research or development, or (iii) result from any work performed by the Executive for the Corporation. The Executive agrees immediately to disclose to the Corporation all Protected Information developed in whole or in part by the Executive during the term of the Executive's employment with the Corporation and to assign to the Corporation any right, title or interest the Executive may have in the Protected Information. The Executive agrees to execute any instruments and to do all other things reasonably requested by the Corporation (both during and after the Executive's employment with the Corporation) in order to vest more fully in the Corporation all ownership rights in those items transferred by the Executive to the Corporation.

4.       Covenants Not to Compete

         The Executive shall not, except with the prior written consent of the Corporation, at any time during the period of the Executive's employment with the Corporation and for a further period of two (2) years following the termination of the Executive's employment with the Corporation for any reason whatsoever, directly or indirectly, in any manner whatsoever, including, without limitation, either individually or in partnership or jointly, or in conjunction with any person or persons, as principal, agent, shareholder or in any other manner whatsoever, carry on or be engaged in or be an employee of or be concerned with, or lend money to, or guarantee the debts or obligations of, or permit his name or any part thereof to be used or employed by any person or persons engaged in or concerned with or interested in a business in Canada or the United States that is competitive with or similar to the business carried on by the Corporation from time to time. In this section 4, the term "person" shall mean and include any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization.

5.       Covenants Not to Hire Employees

         It is recognized and understood by the parties that the employees of the Corporation are an integral part of the Corporation's business and that it is extremely important for the Corporation to use its maximum efforts to prevent the Corporation from losing those employees. It is therefore understood and agreed by the parties that, because of the nature of the business as of the Corporation, it is necessary to afford fair protection to the Corporation from the loss of any employees. Consequently as a material inducement to the Corporation to employ the Executive, the Executive covenants and agrees that, for the period commencing on the date of the termination of the Executive's employment with the Corporation, for any reason whatsoever, and ending two (2) years after the termination of the Executive's employment with the Corporation, the Executive shall not, directly or indirectly, hire or engage or attempt to hire or engage any individual who shall have been an employee of the Corporation at any time during the one (1) year period prior to the date of the Executive's termination of employment with the Corporation, whether for or on behalf of the Executive or for any entity in which the Executive shall have a direct or indirect interest, or any subsidiary of affiliate of any entity, whether as a proprietor, partner, co-venturer, financier, investor or stockholder, director, officer, employer, employee, servant, agent, representative or otherwise.

6.       Injunctive Relief

         The Executive understands and agrees that the Corporation shall suffer irreparable harm in the event that the Executive breaches any of the Executive's obligations under this agreement and that monetary damages shall be inadequate to compensate the Corporation for the breach. Accordingly, the Executive agrees that, in the event of a breach or threatened breach by the Executive of any of the provisions of this agreement, the Corporation, in addition to and not in limitation of any other rights, remedies or damages available to the Corporation at law or in equity, shall be entitled to an interim injunction, interlocutory injunction and permanent injunction in order to prevent or to restrain any such breach by the Executive, or by any or all of the Executive's partners, co-venturers, employers, employees, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of or with the Executive.

7.       Materials

         All notes, data, tapes, reference items, sketches, drawings, memoranda, records, files, diskettes and other materials in any way relating to any of the information referred to in sections 1 and 2 (including any Protected Information) or to the Corporation's business shall belong exclusively to the Corporation and the Executive agrees to turn over to the Corporation all originals and all copies of the materials in the Executive's possession or under the Executive's control at the request of the Corporation or, in the absence of a request, on the termination of the Executive's employment with the Corporation.

8.       Accounting for Profits; Indemnification

         The Executive agrees that if the Executive shall violate any of the Executive's covenants or agreements under this agreement, the Corporation shall be entitled to an accounting and repayment of all profits, compensation, royalties, commissions, remunerations or benefits which the Executive directly or indirectly shall have realized or may realize relating to, growing out of, or in connection with any violations; the remedy shall be in addition to and not in limitation of any injunctive relief or other rights or remedies to which the Corporation is or may be entitled at law or in equity or otherwise under this agreement. The Executive agrees to defend, indemnify the Corporation against and in respect of (i) any and all losses and damages resulting from, relating or incident to, or arising out of any misrepresentation or breach by the Executive of any warranty, covenant or agreement made or contained in this agreement; and
(ii) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable lawyers' fees) incidental to the foregoing.

9.       Reasonableness of Restriction; Severability

         (a) The Executive has carefully read and considered the provisions of sections 1 through 8 and, having done so, agrees that the restrictions set forth in these paragraphs are fair and reasonable and are reasonably required for the protection of the interests of Corporation and its business, officers, directors, and employees. The Executive further agrees that the restrictions set forth in this agreement shall not impair the Executive's ability to secure employment within the field or fields of the Executive's choice including, without limitation, those areas in which the Executive is, is to be, or has been employed by the Corporation.

         (b) In the event that any provision or part of any provision of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. The Executive agrees that the breach or alleged breach by the Corporation of:

         (i) any covenant contained in another agreement (if any) between the Corporation and the Executive, or

         (ii)     any obligation owed to the Executive by the Corporation,

shall not affect the validity or enforceability of the covenants and agreements of the Executive set forth in this agreement.

10.      No Prior Agreements

         The Executive represents the Executive's performance of all the terms of this agreement do not and shall not breach any fiduciary or other duty or any covenant, agreement or understanding (including any agreement relating to any proprietary information, knowledge or data acquired by the Executive in confidence, trust or otherwise prior to the Executive's employment by the Corporation) to which the Executive is a party or by the terms of which the Executive may be bound. The Executive covenants and agrees that the Executive shall not disclose to the Corporation, or induce the Corporation to use any proprietary information, knowledge or data belonging to any previous Corporation or others. The Executive further covenants and agrees not to enter into any agreement or understanding, either written or oral, in conflict with the provisions of this agreement.

11.      Executive's Status

         Nothing in this agreement shall be construed as constituting a commitment, guarantee, agreement or understanding of any kind or nature that the Corporation shall continue to employ the Executive, nor shall this agreement affect in any way the right of the Corporation to terminate the employment of the Executive at any time and for any reason. No change of the Executive's duties as an Executive of the Corporation shall result in, or be deemed to be, a modification of the terms of this agreement.

12.      Independent Legal Advice

         The Executive represents and warrants to the Corporation that (i) he has read and understands this Agreement, and (ii) that he has either (a) obtained independent legal advice in connection with his execution, delivery and performance of this Agreement, or (b) voluntarily elected not to obtain such advice.

13.      Burden and Benefit; Corporation

         This agreement shall be binding on, and shall enure to the benefit of, the Corporation and the Executive, and their respective heirs, personal and legal representatives, successors and assigns. As used in this agreement, the term "Corporation" shall also include any corporation or entity which is a parent, subsidiary or affiliate of the Corporation. The Executive consents to the enforcement of any and all of the provisions of this agreement by or for the benefit of the Corporation and any other corporation or entity as to any Protected Information.

14.      Governing Law

         This agreement shall at all times and in all respects be governed and construed in accordance with the laws of the Province of Ontario, as they were as at the date of execution of this agreement by both parties hereto.

15.      Notices

         (a) Any notice required or permitted to be given to the Executive shall be sufficiently given, if delivered to the Executive personally or if mailed by registered mail to the Executive's address last known to the Corporation.

         (b) Any notice required or permitted to be given to the Corporation shall be sufficiently given if mailed by registered mail to the Corporation's head office at its address last known to the Executive.

         (c) Any notice given by mail shall be deemed to have been given forty eight (48) hours after the time it is posted.

         16.      Entire Agreement

         This agreement contains the entire agreement and understanding by and between the Corporation and the Executive with respect to the subject matter, and no representations, promises, agreements or understandings, written or oral, express or implied, not contained in this agreement, shall be valid or binding unless the same is in writing and signed by the party intended to be bound. No waiver of any provision of this agreement shall be valid unless it is in writing and signed by the party against whom the waiver is sought to be enforced; moreover, no valid waiver of any provision of this agreement at arty rime shall be deemed a waiver of any other provision of this agreement at the time or shall be deemed a valid waiver of the provision at any other time.

17.      Headings

         The headings and other captions in this agreement are for convenience and reference only and are not to be construed in any way as additions or limitations of the covenants and agreements contained in this agreement.

         IN WITNESS WHEREOF, the Corporation and the Executive have duly executed this agreement on the date first written above.


                                       NEW CINEMA PARTNERS INC.


                                       Per:     ___/s/ Martin Lapedus
                                          ---------------------------------
                                       Name:     __ Martin Lapedus
---------------------------------
                Witness
                                       Title: Chief Financial Executive
                                      I have authority to bind this Corporation.



                                       DAMIAN LEE, (The Executive)

                                       Name: /s/ DAMIAN LEE,
                                            ---------------------------------



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